May 29, 2025

Ryan Cohen
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

       Re: GameStop Corp.
           Form 10-K for Fiscal Year Ended February 1, 2025
           Response dated March 25, 2025
           File No. 001-32637
Dear Ryan Cohen:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2025
Item 1A. Risk Factors
Risks Related to Our Investment Policy and Investment Portfolio
If we are deemed to be an investment company under the Investment Company Act
...., page 7

1. We note your risk factor that you may be deemed to be an investment company under the Investment Company Act of 1940. Please revise to include the specific facts and characteristics of your business that you considered in this analysis, including your levels of cash and cash equivalents as well as the implementation and execution of your Investment Policy. Further, we note your statements that if you are regulated as an investment company under the Investment Company Act of 1940, your activities may be restricted and burdensome requirements may be imposed upon you. Please revise to elaborate on such restrictions and requirements, including a description of your plan of operations under such, and the potential negative effects on your holdings and the market value of your Class A Common Stock.
 May 29, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Erica Hogan